EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 are as follows:

	Year Ended December 31,
	2015	2014	2013	2012	2011

Earnings:
Pretax income from continuing operations	$76,915	$67,055	$54,503	$50,105	$54,789
Fixed charges	25,974	32,920	44,789	45,901	44,147
Capitalized interest	(1,486)	(603)	-	-	-
Total earnings - Numerator	$101,403	$99,372	$99,292	$96,006	$98,936

Fixed charges:
Interest and debt expense	$24,239	$32,068	$44,540	$45,652	$43,898
1/3 of rent expense - interest factor	249	249	249	249	249
Capitalized interest	1,486	603	-	-	-
Total fixed charges - Denominator	$25,974	$32,920	$44,789	$45,901	$44,147

Ratio of earnings to fixed charges	3.90	3.02	2.22	2.09	2.24

Earnings equals (i) income from continuing operations before income taxes, plus (ii) fixed charges, minus (iii) capitalized interest.  Fixed charges equals (i) interest and debt expense, plus (ii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iii) capitalized interest.